SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

North Asia Investment Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G66202105
(CUSIP Number)

Malibu Partners LLC
15332 Antioch Street #528
Pacific Palisades, CA 90272
Attention: Kenneth J. Abdalla

Tel:  310-393-1370
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 6 pages

CUSIP No.:  G66202105

NAME OF REPORTING PERSON

1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Malibu Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 558,881
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER - 558,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

558,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14	TYPE OF REPORTING PERSON

OO

Page 2 of 6 pages

CUSIP No.:  G66202105

NAME OF REPORTING PERSON

1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Malibu Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 1,094,024
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER - 1,094,024

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,094,024

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 6 pages

CUSIP No.:  G66202105

NAME OF REPORTING PERSON

1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kenneth J. Abdalla

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 1,652,905
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER - 1,652,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,652,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.4%

14	TYPE OF REPORTING PERSON

IN

Page 4 of 6 pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of North Asia Investment Corporation, a blank check Cayman Islands exempted company with limited liability (the “Company” or the “Issuer”).  This Amendment No. 2 supplements Item 4 of the Schedule 13D (as amended) originally filed on March 8, 2010.

ITEM 4.    Purpose of Transaction.

Since late April 2010, Mr. Abdalla has had approximately five meetings (in person or telephonic) with certain of the Company’s founders to discuss Mr. Abdalla’s preliminary proposal to either join the founders or acquire the founders’ stake in the Company, with a view towards (i) seeking shareholder approval to extend, by an additional 12 months, the period of time in which the Company may consummate a business combination (currently such period is set to expire on July 29, 2010) (the “Proposed Extension”), and (ii) in fact consummating a business combination within such extended time period.

As of the date of this filing, the founders have not agreed on any transaction or other arrangement with Mr. Abdalla, and have expressed to Mr. Abdalla their continued intention to simply liquidate the Company and distribute the proceeds held in the trust account to the Company’s public shareholders.  However, discussions between Mr. Abdalla and the founders are still ongoing and the founders recently asked an intermediary to attempt to negotiate a transaction or other arrangement with Mr. Abdalla, and Mr. Abdalla has since commenced discussions with such intermediary.

Accordingly, Mr. Abdalla’s current intention with respect to the Company is to (i) acquire all of the shares of Common Stock currently owned by the Company’s founders in order to take over control of the Company, (ii) seek the approval of the Proposed Extension from the Company’s shareholders, and (iii) seek a new target business with which to complete a business combination.  Additionally, Mr. Abdalla is willing to increase his beneficial ownership in the Company to obtain the requisite shareholder approval of the Proposed Extension, and Mr. Abdalla has met with two potential investors who have expressed their willingness to acquire shares of Common Stock and vote those shares of Common Stock in support of the Proposed Extension.

The foregoing contains merely a description of certain events and an expression of Mr. Abdalla’s current intention with respect to the Company.  No transaction or other arrangement has been agreed upon by or between Mr. Abdalla, the Company’s founders or any other person regarding such matters.  There can be no assurance (i) that any transaction or other arrangement will be agreed upon by or between Mr. Abdalla, the Company’s founders or any other person, (ii) that the Proposed Extension will be put to a shareholder vote, (iii) that shareholder approval of the Proposed Extension will be obtained, or (iv) that the Company will complete any business combination with any target business; nor can there be any assurance as to the terms of any such transaction, other arrangement or business combination that may ultimately be effected.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2010

KENNETH J. ABDALLA MALIBU PARTNERS, LLC MALIBU CAPITAL PARTNERS, LLC

By: /s/ Kenneth J. Abdalla
Kenneth J. Abdalla, for himself, and as Managing Member of Malibu Partners and Malibu Capital

Page 6 of 6 pages